SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

DIGEX, INCORPORATED

(Name of Subject Company)

DIGEX, INCORPORATED

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

253756 10 0

(CUSIP Number of Class of Securities)

George L. Kerns

Chief Executive Officer

14400 Sweitzer Lane

Laurel, Maryland 20707

(240) 264-2000

With Copies to:

James J. Clark, Esq.

Susanna M. Suh, Esq.

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

(212) 701-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.